UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of July, 2010

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE REGARDING THE AGREEMENT TO COMMENCE THE ACQUISITION OF DIMENSION DATA HOLDINGS PLC ON JULY 15, 2010

On July 15, 2010, Nippon Telegraph and Telephone Corporation (“NTT”) announced that it had reached agreement with Dimension Data Holdings plc (“Dimension Data”) to commence the acquisition of all of Dimension Data’s issued ordinary shares in exchange for cash. NTT has filed a press release with the London Stock Exchange, which NTT has summarized for investors in a notice filed with the Tokyo Stock Exchange. Attached is an English translation of the notice filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any expectation of future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached notice is for information purposes only and does not constitute an offer to sell or invitation to purchase or subscribe for any securities or the solicitation of an offer to buy any securities in the United States. The offer referred to in the notice will be made solely through the document to be dispatched on behalf of NTT containing the terms and conditions of the offer and the acceptance forms, which will contain the full terms and conditions of the offer, including details of how it may be accepted. The notice does not constitute a prospectus or prospectus equivalent document.

Unless otherwise determined by NTT, or required by the U.K. City Code in Takeovers and Mergers, and permitted by applicable law and regulation, the offer is not being made, and will not be made, directly or indirectly, in or into any jurisdiction where to do so would violate the laws in that jurisdiction (a “Restricted Jurisdiction”) or the United States, or by use of any means or instrumentality (including, without limitation, telex, facsimile transmission, telephone, internet or other forms of electronic communication) of interstate or foreign commerce, or of any facility of a national securities exchange, of any Restricted Jurisdiction or the United States. The offer will not be capable of acceptance by any such use, means or instrumentality or facility of, or from or within, any Restricted Jurisdiction or the United States.

Accordingly, the offer document and the acceptance forms will not be, and must not be, directly or indirectly, mailed or otherwise forwarded (including without limitation by telex, facsimile transmission, telephone, internet or other forms of electronic communication), distributed or sent in, into or from any Restricted Jurisdiction or the United States. The offer will not be extended to, and may not be accepted by, holders of Dimension Data’s American Depositary Receipts.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager
Finance and Accounting Department

Date: July 15, 2010

Not for release, publication or distribution in or into any Restricted Jurisdiction (as defined herein). The Offer cannot be accepted by any use of the mails, or by any means or instrumentality of interstate or foreign commerce, or of any facility of a national securities exchange of any Restricted Jurisdiction or the United States. This press release is being furnished for informational purposes only.

15 July 2010

Dear Sirs,

Agreement to Commence the Acquisition of Dimension Data Holdings plc

We have agreed with Dimension Data Holdings plc (“Dimension Data”) that we will commence the acquisition of all of Dimension Data’s issued ordinary shares (those currently issued and those that will be issued), in exchange for cash (the “Acquisition”). Dimension Data is an English public limited company based in the Republic of South Africa and its shares are listed on the London Stock Exchange and the Johannesburg Securities Exchange. It is intended that the Acquisition will be effected by means of a recommended cash offer to all of Dimension Data’s shareholders (the “Offer”) and the board of directors of Dimension Data intends to unanimously recommend the Offer. Pursuant to the City Code on Takeovers and Mergers (the “City Code”) in the United Kingdom and the Securities Regulation Code on Takeovers and Mergers and the Rules of the SRP (the “SRP Code”) of the Republic of South Africa, we, along with Dimension Data, have made the requisite announcements regarding our agreement to commence the procedure for the Acquisition, in both the United Kingdom and the Republic of South Africa on 15 July 2010 (UK time 7:30 am, Republic of South Africa time 8:30 am).

1. Purpose of the Acquisition

We believe that Dimension Data becoming our subsidiary will create a substantially expanded global business for corporate users.

(1)	Our strengths complement each other in a fitting way. Firstly, our Group has developed its business globally with a central focus on managed network services, data centers, system integration and mobile services. Dimension Data however focuses on the development, operation and maintenance of IT infrastructure, including network devices and servers at clients’ sites. Thus the service solutions of both companies do not substantially overlap, which will allow for attractive cross-selling opportunities. Secondly, our Group’s business mainly focuses on Asia and also covers Europe and the USA, whereas Dimension Data (which similarly covers Asia, Europe and the USA) also covers Africa, the Middle East and Australia. Thus the coverage areas of the two businesses also complement each other. Exploiting this synergy together with Dimension Data, we will become a one-stop provider of broad, high-quality, end-to-end, total ICT services. Thirdly, our Group’s client base includes Japanese companies and multinational corporations, thereby providing cross-border solutions. On the other hand, Dimension Data provides intra-country solutions around the world. Therefore, together our client coverage will be sufficiently diverse.

(2)	Dimension Data has established its status in the global ICT Market within a short period since it was founded in 1983. We will aim to accelerate the growth of our Group’s global business by leveraging Dimension Data’s entrepreneurial spirit and corporate culture, and by realizing the synergies between these two companies.

(3)	The ICT industry is about to enter a time of revolutionary change with the advent of cloud computing. As such, the dominant ICT enterprises are attempting to integrate business domains beyond their existing framework and are trying to secure a lead position as a main player of ICT. In this time of revolutionary change we, together with Dimension Data, aim to establish an unrivalled leadership position, by taking advantage of our complementary relationship and developing and providing total ICT services which are compatible with this age of cloud computing. Furthermore, we aim to accelerate this change through the collaboration of our abilities in R&D, the abilities of NTT DOCOMO in providing mobile services and NTT DATA in developing applications.

2. Acquisition Price

The offer price for each ordinary share in Dimension Data is expected to be 120 pence (approximately JPY 162) and the total acquisition price is expected to be approximately up to GBP 2,120 million (approximately JPY 286,000 million) (using the exchange rate of JPY 135 to GBP 1).

3. Procedure for the Acquisition

It is intended that the Acquisition be implemented by means of a recommended cash offer to all of Dimension Data’s shareholders for each ordinary share of Dimension Data. The Offer is subject to certain conditions including valid acceptances of the Offer being received in respect of not less than 90 percent of the shares in Dimension Data to which the Offer relates (such threshold may not be lowered to 50 percent or less) and approvals from the relevant competition authorities being obtained.

As a result of the Acquisition, if we acquire 90 percent or more of the shares in Dimension Data to which the Offer relates, we intend to exercise our right pursuant to the UK Companies Act 2006 and the South African Companies Act to compulsorily acquire the remaining shares in Dimension Data in respect of which the Offer has not been accepted on the same terms as the Offer. If the Offer becomes or is declared unconditional and sufficient acceptances under the Offer are received, Dimension Data intends to file an application to cancel the trading in Dimension Data’s shares on the London Stock Exchange and the Johannesburg Securities Exchange and to cancel the listing of these shares.

4. Scheduled Completion of the Acquisition

We expect that the Acquisition process will be completed around October 2010. The actual schedule may however differ from this expected schedule for certain reasons, such as the status of acceptances of the Offer by the shareholders of Dimension Data.

5. Financing

The Acquisition price will be funded using a combination of our existing cash resources and loan facilities arranged by the Bank of Tokyo-Mitsubishi UFJ, Ltd, for the purpose of the Offer.

6. Effect on Our Performance

We will announce the specific effect of the Acquisition on our performance in this fiscal year (ending March 31, 2011) immediately after the completion of the process of the Acquisition.

*	The announcement in the United Kingdom regarding our agreement to commence the procedure for the Acquisition (UK time 7:30 am, July 15th, 2010) is available at the following website.

http://www.ntt.co.jp/ir/disclosure_material_e/pdf/lse_disclosure_100715.pdf

[Information on Dimension Data]

Name	Dimension Data Holdings plc

Head Office	Hampshire, the United Kingdom

Year of establishment	1983

Stock Exchanges on which its shares are listed	London Stock Exchange and Johannesburg Securities Exchange

Capital amount	USD 850 million

Number of outstanding shares	1,699 million shares (as of the end of September 2009)

Consolidated turnover	USD 3,973 million (fiscal year ended September 30, 2009)

Consolidated after-tax profit	USD 135 million (fiscal year ended September 30, 2009)

Consolidated assets	USD 2,562 million (as of the end of September 2009)

Management	Executive Chairman Jeremy Ord CEO Brett Dawson 10 other directors (including 7 external directors)

Employees	Approximately 11,000 employees

Client base	A broad base of more than 6,000 clients (Dimension Data has relationships with 60 percent of the enterprises ranked in the FORTUNE Global 500)

This announcement is for information purposes only and does not constitute an offer to sell or invitation to purchase or subscribe for any securities or the solicitation of an offer to buy any securities in any jurisdiction pursuant to the Offer or otherwise, nor shall there be any sale, issue or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law. The offer will be made solely through the document to be dispatched on behalf of Nippon Telegraph and Telephone Corporation (“NTT”) containing the terms and conditions of the Offer (the “Offer Document”) and the acceptance forms, which will contain the full terms and conditions of the Offer, including details of how it may be accepted. This announcement does not constitute a prospectus or prospectus equivalent document.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law. Persons who are not resident in the United Kingdom or who are subject to other jurisdictions should inform themselves of, and observe, any applicable legal or regulatory requirements. Any failure to comply with the applicable requirements may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed Offer disclaim any responsibility or liability for the violation of such restrictions by any person.

The Offer relates to the shares of a UK company and will be governed by English law. The Offer will primarily be subject to the disclosure requirements and practices applicable in the UK to takeover offers, which may differ from the disclosure requirements of the South African Securities Regulation Panel (the “SRP”).

The Offer will be subject to the applicable requirements of the City Code, the Panel on Takeovers and Mergers, the SRP Code, the SRP, the London Stock Exchange, the Financial Services Authority and the Johannesburg Securities Exchange.

Neither the US Securities and Exchange Commission nor any securities commission of a state in the United States has (a) approved or disapproved of the Offer; (b) passed upon the merits or fairness of the Offer; or (c) passed upon the adequacy or accuracy of the disclosure in this press release. Any representation to the contrary is a criminal offence in the United States.

The availability of the Offer to Dimension Data shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

Unless otherwise determined by NTT, the Offer will not be made, directly or indirectly, in or into any jurisdiction where to do so would violate the laws in that jurisdiction (a “Restricted Jurisdiction”) or the United States, or by use of any means or instrumentally (including, without limitation, telex, facsimile transmission, telephone, internet or other forms of electronic communication) of interstate or foreign commerce, or of any facility of a national securities exchange, of any Restricted Jurisdiction or the United States. Unless so determined by NTT, the Offer will not be capable of acceptance by any such use, means or instrumentality or facility of, or from or within, any Restricted Jurisdiction or the United States.

The Offer Document and the acceptance forms will not be, and must not be, directly or indirectly, mailed or otherwise forwarded (including without limitation by telex, facsimile transmission, telephone, internet or other forms of electronic communication), distributed or sent in, into or from any Restricted Jurisdiction or the United States. NTT does not currently expect to extend the Offer to holders of Dimension Data’s American Depositary Receipts.

Other than the SRP, no listing authority or equivalent has reviewed, approved or disapproved of this announcement or any of the proposals described herein.

Forward Looking Statements

This announcement contains statements about NTT and Dimension Data that are or may be forward looking statements. All statements other than statements of historical facts included in this announcement may be forward looking statements.

Such forward looking statements involve risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward looking statements, including risks relating to the successful integration of Dimension Data with NTT; higher than anticipated costs relating to the integration of Dimension Data or investment required in Dimension Data to realize expected benefits and facts relating to Dimension Data that may impact the timing or amount of benefit realized from the acquisition that are unknown to NTT. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward looking statements, which speak only as of the date hereof. NTT and Dimension Data disclaim any obligation to update any forward looking or other statements contained herein, except as required by applicable law.